THE JENSEN PORTFOLIO, INC.
RULE 18f-3
MULTIPLE CLASS PLAN
JUNE 1, 2007

The Jensen Portfolio, Inc. (the “Fund”), a registered investment company, has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Fund.  A majority of the Board of Directors of the Fund, including a majority of the directors who are not interested persons of the Fund, has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class individually and the Fund as a whole:

1.  Class Designation.  The Funds will offer three classes of shares to be known as Class J, Class R and Class I.

2.  Class Characteristics.  Each class of shares will represent interests in the same portfolio of investments and will be identical in all respects to the other class, except as set forth below:

Class J:
Class J is the class of shares comprising the original shares of the Fund geared towards retail investors.  Class J shares will be offered for sale at net asset value per share without the imposition of a sales charge.  Class J shares are subject to a distribution and shareholder servicing plan adopted pursuant to Rule 12b-1 under the 1940 Act, which provides for an annual distribution and shareholder servicing fee of 0.25% of the average daily net assets of the Fund attributable to Class J shares, computed on an annual basis.  The distribution and shareholder servicing plan fees for Class J shares will be used to pay:  (i) the Fund’s distributor a distribution and shareholder servicing fee of 0.25% for promoting and distributing Class J shares or for providing shareholder services; and (ii) others who render assistance in distributing, promoting or providing shareholder services to shareholders of Class J shares.

Class R:
Class R is the service class of shares geared towards retirement plans.  Class R shares will be offered for sale at net asset value per share without the imposition of a sales charge.  Class R shares will be subject to a distribution and shareholder servicing plan adopted pursuant to Rule 12b-1 under the 1940 Act, which provides for an annual distribution and shareholder servicing fee of 0.50% of the average daily net assets of the Fund attributable to Class R shares, computed on an annual basis.  The distribution and shareholder servicing plan fees for Class R shares will be used to pay:  (i) the Fund’s distributor a distribution and shareholder servicing fee of 0.50% for promoting and distributing Class R shares or for providing shareholder services; and (ii) others who render assistance in distributing, promoting or providing shareholder services to shareholders of Class R shares.

Class I:
Class I is the institutional class of shares.  Class I shares will be offered for sale at net asset value per share without the imposition of a sales charge.  Class I shares will be subject to a shareholder servicing plan which provides for an annual shareholder servicing fee of 0.10% of the average daily net assets of the Fund attributable to Class I shares, computed on an annual basis.  The shareholder servicing plan fees for Class I shares will be used to pay brokers/dealers and other participating financial institutions and other persons (“Providers”) for providing services to the Fund and its Class I shareholders.  Class I shares will not be subject to a distribution plan pursuant to Rule 12b-1 under the 1940 Act.

3.  Expense Allocations.  The following expenses for the Fund will be allocated on a class-by-class basis, to the extent applicable and practicable: (i) fees under the distribution and shareholder servicing plan adopted pursuant to Rule 12b-1 under the 1940 Act; (ii) fees under the shareholder servicing plan; (iii) transfer agency fees incurred with respect to a particular class; (iv) expenses related to preparing, printing and distributing materials such as shareholder reports, prospectuses and proxy statements to current shareholders of a particular class; (v) accounting, auditor, litigation or other legal expenses relating solely to a particular class; and (vi) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular class.  Income, realized and unrealized capital gains and losses, and expenses of the Fund not allocated to a particular class will be allocated on the basis of the net asset value of each class in relation to the net asset value of the Fund.  Notwithstanding the foregoing, a service provider for the Fund may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4.  Conversion of Shares.

A.  Conversion into Class I Shares.  An investor may convert Class J Shares into Class I Shares, provided that following the conversion the investor meets the then applicable eligibility requirements for Class I Shares.  Any such conversion will occur at the respective net asset values of the share classes next calculated after the Fund’s receipt of the investor’s request in good order.

B.  Conversion into Class R Shares.  An investor may convert Class J Shares into Class R Shares, provided that following the conversion the investor meets the then applicable eligibility requirements for Class R Shares.  Any such conversion will occur at the respective net asset values of the share classes next calculated after the Fund’s receipt of the investor’s request in good order.

5.  General.  Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class’s respective arrangements under Rule 18f-3 of the 1940 Act. Each Class will have in all other respects the same rights and obligations as each other Class.  On an ongoing basis, the Board of Directors will monitor the Plan for any material conflicts between the interests of the Classes of shares.  The Board of Directors will take such action as is reasonably necessary to eliminate any conflict that develops.  The Fund’s investment adviser and distributor will be responsible for alerting the Board of Directors to any material conflicts that may arise.  Any material amendment to this Plan must be approved by a majority of the Board of Directors, including a majority of the directors who are not interested persons of the Fund, as defined in the 1940 Act.  This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.